Exhibit 99.1

Ballard and Linamar Form Strategic Alliance to Develop Fuel Cell Solutions for Light-Duty Vehicles

VANCOUVER, BC and GUELPH, ON, May 3, 2021 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) and Linamar Corporation (TSX: LNR) today announced the formation of a strategic alliance for the co-development and sale of fuel cell powertrains and components for class 1 and 2 vehicles, weighing up to 5-tons, initially in North America and Europe.

With emission regulations, zero-emission vehicle mandates and low emission zones in-place in many jurisdictions around the world, there is a key imperative to find truly green end-to-end solutions that combine zero-emission operation with zero-emissions fuel sources. Fuel Cell Electric Vehicles (FCEVs) are an answer to that challenge.

In particular, there is growing demand for FCEVs that can operate on long duty cycles – without payload compromise – and be rapidly refueled in order to maximize fleet utilization.

In the initial phase of work under a Framework Agreement, a fuel cell powertrain solution will be developed, with Ballard providing the fuel cell subsystem and Linamar providing the rolling chassis, tanks, enclosures, cradles and other balance of plant needs as well as final assembly. Following successful testing of the demonstration platform, Ballard and Linamar contemplate the formation of a joint venture to sell and support powertrains with fuel cell systems and an interchangeable rolling chassis for use in a range of light-duty class 1 and 2 vehicles, including passenger cars, SUV's, light trucks and commercial vans.

"The establishment of this partnership to commercialize solutions for light duty vehicles using Fuel Cell technology is transformative for the future of mobility and combines the global technology leadership of two great Canadian businesses," said Linamar CEO Linda Hasenfratz, "Our Plug and Play concept will make the evolution from Battery Electric Vehicles to FCEV seamless and drive real change in terms of environmental sustainability."

Randy MacEwen, Ballard President and CEO added, "We are excited to form a strategic alliance with Linamar, a leading global manufacturer of precision products and powertrain system solutions that is leaning into the future of zero-emission mobility. In addition to our existing joint working relationship on the recently announced UPS delivery vans trial in California, we now deepen our collaboration based on a joint vision to provide zero-emission fuel cell powertrains for light-duty vehicles, particularly those that require long range, extended duty cycle and rapid refueling."

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars and forklift trucks. To learn more about Ballard, please visit www.ballard.com.

About Linamar Corporation
About Linamar: Linamar Corporation (TSX:LNR) is an advanced manufacturing company where the intersection of leading-edge technology and deep manufacturing expertise is creating solutions that power vehicles, motion, work and lives for the future. The Company is made up of two operating segments – the Industrial segment and the Transportation segment, both global leaders in manufacturing solutions and world-class developers of highly engineered products. The Industrial segment is comprised of Skyjack and MacDon. Skyjack manufactures scissor, boom and telehandler lifts for the aerial work platform industry. MacDon manufactures combine draper headers and self-propelled windrowers for the agricultural harvesting industry. The Transportation segment is subdivided into three regional groups: North America, Europe and Asia Pacific. Within the Transportation segment, the regional groups are vertically integrated operations combining expertise in light metal casting, forging, machining and assembly for both the global electrified and traditionally powered vehicle markets. The Transportation segment products are focused on both components and systems for new energy powertrains, body and chassis, driveline, engine and transmission systems of these vehicles. McLaren Engineering provides design, development, and testing services for the Transportation segment. Linamar has over 26,000 employees in 61 manufacturing locations, 12 R&D centres and 25 sales offices in 17 countries in North and South America, Europe and Asia which generated sales of $7.4 billion in 2019. For more information about Linamar Corporation and its industry leading products and services, visit www.linamar.com or follow us on Twitter at @LinamarCorp.

This release includes forward-looking statements regarding Linamar. Such statements are based on the current expectations and views of future events of the Company's business. In some cases, the forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting Linamar, including risks regarding economic factors and many other factors beyond the control of the Company. No forward-looking statement can be guaranteed. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company's various public filings available on SEDAR and can be accessed at www.sedar.com. Accordingly, readers should not place undue reliance on any forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com; Linamar Corporation Media Contact: Andrea Bowman, Andrea.Bowman@Linamar.com, +1.519.836.7550

CO: Ballard Power Systems Inc.

CNW 08:30e 03-MAY-21